UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bloomin' Brands, Inc.

File No. 333-180615 - CF#28472

_____

Bloomin' Brands, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 6, 2012, as amended.

Based on representations by Bloomin' Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through April 10, 2017
Exhibit 10.26	through April 10, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel